
ORRICK


05008184

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

May 12, 2005

SUPPL

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 1 7 2005
WASH., D.C.
203
SECTION

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of April 13, 2005.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
MAY 2 4 2005
THOMSON
FINANCIAL

DOCSNY1:1082596.11

Press Information

Vienna International Airport:
Traffic development remains satisfactory during April.

The sound development of traffic during the first three months of 2005 continued into April with growth in all segments. The number of passengers rose by 3.1% to a total of 1,243,311. Flight movements increased 6.1% and maximum take-off weight (MTOW) grew 6.6%. Cargo recorded a plus of 5.2%. However, it should be noted that the high-travel Easter holidays fell during April in the previous year.

The number of passengers on scheduled flights again showed differing developments by region. Increases were recorded in traffic to the Near East and Middle East (+54.9%), East Europe (+8.0%) and the Far East (+0.7%), but the USA reported a decline (-2.4%).

The total number of passengers rose by 6.0% during the first four months of 2005. Maximum take-off weight (MTOW) increased 7.7%, flight movements showed a plus of 5.0% and cargo volume grew by 8.6%.

	April 2005	Change in %	January to April 2005	Change in %
Passengers:	1,243,311	+3.1	4,356,692	+6.0
Transfer passengers:	430,869	-0.1	1,467,508	-0.5
Maximum take-off weight (in tonnes):	524,004	+6.6	1,962,185	+7.7
Flight movements (arrival + departure):	19,017	+6.1	71,254	+5.0
Cargo in tonnes (air cargo and trucking):	17,735	+5.2	67,658	+8.6

For additional information contact: Hans Mayer (+43-1-)7007-23000

10/05 .... M/MY .... 12. May 2005

Open for new horizons.


VIE
Vienna
International
Airport